January 14, 2008
Mr. Tim Buchmiller, Esq.
Senior Attorney
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	MetLife, Inc.
Definitive Proxy Statement
Filed March 26, 2007
File No. 001-015787
Dear Mr. Buchmiller:
Based on our conversation today, this letter confirms the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated December 21, 2007 (the “Comment Letter”) regarding the Company’s Definitive Proxy Statement filed on March 26, 2007 (the “Proxy Statement”).
1.	We note your response to prior comment 5. In future filings, as applicable, please discuss and analyze how the total compensation that you provided to your named executive officers compared to the data you analyzed from the comparator groups, including where total compensation actually fell within the targeted range. To the extent total compensation deviated from the targeted range, please discuss why.
Response to Comment #1
As we described in our October 26, 2007 letter, in recommending Total Compensation opportunities (as defined on page 29 of the Proxy Statement), the Compensation Committee considers the benchmark range as one factor, along with the assessment of individual, business unit, and company performance it makes, using its judgment. In response to the staff’s comments, when applicable, the Company will elaborate on this information in future proxy statements by disclosing that the Company’s Total Compensation structure is based on grade levels for each executive, and that the structure for each grade level is developed using the competitive market benchmark target range disclosed. We will also describe how each Named Executives Officer’s Total Compensation relates to that structure, including where each Named Executive Officer’s Total Compensation fell in terms of the lower, middle, or higher end of their grade level. If a Named Executive Officer’s Total Compensation fell outside the range of the Total Compensation structure, we will describe that it fell above or below their grade level Total Compensation range and explain why.
2.	We note your response to prior comment 7. Your disclosure on page 32 under “Annual Incentive Awards” indicates that the formula for determining the maximum dollar amount available under the AVIP awards consisted of two performance measures, operating earnings and return on equity, and that the formula establishes several threshold levels of operating earnings and return on equity. Your disclosure on page 44 under “Non-Equity Incentive Plan Awards’ indicates that the named executive officers were entitled to awards in amounts up to established percentages of net operating income. It is not clear from your current disclosure how the performance measures described on page 32 relate to the percentages described on page 44. In your future filings, please provide your investors with clear and informative disclosure regarding how the formula for your AVIP awards is implemented and how the formula translated into the percentages and amounts such as those currently disclosed on page 44. Provide hypothetical examples of the how the formula operates, if appropriate. Disclose the operating earnings and return on equity levels that were required to be achieved in order to reach each level in the formula.
Response to Comment #2
In response to the staff’s comments, when applicable, we will clarify in future proxy statements how the maximum dollar amount available for all AVIP awards (defined as the “Maximum Amount” on page 32 of the Proxy Statement) operates independently from the formula that determines the maximum amount of any individual executive’s AVIP award (described on page 44 of the Proxy Statement). In particular, we will describe how the Maximum Amount determines the limit for the total of all employees’ AVIP awards for the year, while the formula for individual awards determines the limit for any particular executive’s AVIP award for the year.
Neither of these calculations, however, determines the actual AVIP award for any executive, including the AVIP awards disclosed for the Named Executive Officers on page 44. We believe that it would be more meaningful and informative to our investors to disclose the actual amounts of operating earnings and return on equity that were used in calculating the Maximum Amount for a year and how those amounts compared with operating earnings and return on equity amounts set forth in the Company’s business plan for that year. As such, in order to provide clearer and simpler disclosure of how AVIP amounts are determined, the Company will (when applicable) disclose in future proxy statements:
•	the operating earnings and return on equity that would have been produced under the Maximum Amount formula under the business plan for the year (“At Plan” performance), the Maximum Amount that those results would have produced, and what percentage of operating earnings that Maximum Amount would have constituted;

•	the actual operating earnings and return on equity for the year, the Maximum Amount that those results actually produced, and what percentage of operating earnings that Maximum Amount was; and

•	an explanation of any difference between the “At Plan” and actual overall Maximum Amount.
3.	We note your response to prior comment 8. Please confirm that your future filings will include, to the extent applicable, substantive analysis and insight into how the actual amount paid out under the Annual Variable Incentive Plan to each named executive officer was determined.
Response to Comment #3
We confirm that future proxy statements of the Company will include, to the extent applicable, substantive analysis and insight into how the actual amounts of AVIP awards to Named Executive Officers were determined. In our letter of October 26, 2007, the Company stated it would, in future proxy statements, disclose that the Committee uses its judgment in determining AVIP awards, considering a Named Executive Officer’s performance relative to individual goals, business unit goals and corporate results in totality in determining an AVIP award. Such disclosure would refer to each Named Executive Officer’s individual performance goals for the prior year, using descriptions such as sales, earnings, product development, talent retention, etc. that identify the nature of these goals, and disclose how those goals are related to the Company attaining its overall business objectives.
In response to the staff’s comments, when applicable, the Company will also disclose in future proxy statements that the Committee also considered other business challenges or opportunities that arose during the year that were not reflected in pre-established goals in determining a Named Executive Officer’s AVIP award. We will describe these additional challenges or opportunities in similar fashion to our description of the individual performance goals. We will also highlight those achievements of each Named Executive Officer that the Committee found particularly noteworthy in determining the Named Executive Officers’ respective AVIP awards.

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at (212) 578-2600. For your convenience, we are sending a copy of this letter to you via e-mail, in addition to filing it on EDGAR.

Sincerely,

Richard S. Collins
Senior Chief Counsel

cc: C. Robert Henrikson

4